UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 15, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MSG Spinco, Inc.

File No. 1-36900 - CF#32736

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MSG Spinco, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12B filed on March 27, 2015, as amended.

Based on representations by MSG Spinco, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14	through November 24, 2019
Exhibit 10.16	through November 24, 2019
Exhibit 10.17	through November 24, 2019
Exhibit 10.18	through March 4, 2021
Exhibit 10.19	through November 24, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary